

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

January 29, 2010

Rodney W. Schutt
Chief Executive Officer
Aspyra, Inc.
4360 Park Terrace Drive, Suite 220
Westlake Village, CA 91361

>   **Re: Aspyra, Inc.**
>   **Preliminary Revised Proxy Statement on Schedule 14A**
>   **Filed January 27, 2010**
>   **File No. 001-13268**
>
>   **Preliminary Revised Transaction Statement on Schedule 13E-3**
>   **Filed January 27, 2010**
>   **File No. 005-34708**

Dear Mr. Schutt:

We have completed our review of your Preliminary Proxy Statement and
Preliminary Transaction Statement and related filings and have no further comments at
this time.

Sincerely,

Maryse Mills-Apenteng
Special Counsel